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                                                                       Exhibit 8

FOR IMMEDIATE RELEASE          Contact:      Sanford M. Kimmel
                                             Senior Vice President, Treasurer
                                             and Chief Financial Officer
                                             (908) 906-8100



                              PXRE Corporation and
                          Transnational Re Corporation
                              Sign Merger Agreement


        Edison, New Jersey (August 22, 1996): PXRE Corporation (Nasdaq/NM:PXRE) and Transnational Re Corporation (Nasdaq/NM:TREX) today announced that they have signed a definitive Agreement and Plan of Merger, pursuant to which Transnational Re will merge with and into PXRE. After the merger is consummated, Transnational Re will cease to exist and PXRE will continue as the surviving corporation. As a result of the merger, Transnational Re's reinsurance subsidiary, Transnational Reinsurance Company, will become a subsidiary of PXRE Reinsurance Company, the reinsurance underwriting subsidiary of PXRE.

        Under the merger agreement, each share of Common Stock of Transnational Re will be exchanged for 1.0575 shares of PXRE common stock and cash in lieu of fractional shares.

        The merger was deemed advisable and in the best interests of stockholders of the respective companies by the Board of Directors of Transnational Re, based on the unanimous recommendation of a special committee composed of its independent directors, and by the Board of Directors of PXRE. In approving the merger agreement, and in considering the merger proposal from a financial point of view, the PXRE Board of Directors was advised by Dillon, Read & Co. Inc. and the Transnational Re Board of Directors was advised by Donaldson, Lufkin & Jenrette Securities Corporation.

        Commenting on the proposed merger, PXRE's Chairman, President and Chief Executive Officer, Gerald L. Radke, said, "This strategic combination is a very positive development for us. It will increase our size and financial strength substantially and enhance our presence in a rapidly consolidating industry."

        Thomas H. Fox, Chairman of the Special Committee of the Board of Directors of Transnational Re stated that "The merger with PXRE is in the best interests of Transnational Re's current public stockholders and will enable them to participate in the future growth of the combined entity."

        The transaction is subject to stockholder and regulatory approval and certain other conditions and is expected to close in the fourth quarter of 1996.

        PXRE provides reinsurance products and services to a national and international market place, with principal emphasis on commercial and personal property risks. Transnational Re specializes in brokered property retrocessional reinsurance and marine and aviation retrocessional reinsurance in the United States and international markets with a primary focus on catastrophe retrocessional coverages. Transnational Re also writes marine and aviation reinsurance as well as facultative excess of loss reinsurance. Transnational Re and its reinsurance subsidiary, Transnational Reinsurance Company, operate under a management agreement with PXRE Reinsurance Company.